Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Organization
Eventbrite Payment Processing (IE) Limited	Ireland
Eventbrite UK Limited	United Kingdom
Eventbrite International, Inc.	Delaware
TSTM Group Limited	United Kingdom
Eventbrite Operations (IE) Limited	Ireland
Eventbrite Singapore Pte. Ltd.	Singapore
Eventioz Holdings, Inc.	Delaware
Eventioz, Inc.	Delaware
Eventbrite DE GmbH	Germany
Eventbrite NL BV	Netherlands
Eventbrite ES SL	Spain
Eventbrite Hong Kong Limited	Hong Kong
Eventbrite Mexico Payment Processing S. DE R.L. DE C.V.	Mexico
Eventbrite NZ	New Zealand
Eventbrite AU Pty Limited	Australia
Eventbrite Canada, Inc.	Canada
Jordiparc S.A.	Uruguay
Eventbrite Brasil Gestao De Eventos Ltda	Brazil
Eventbrite Argentina S.A.	Argentina
Eventioz Chile SPA	Chile
Ticketea S.L.	Spain
Eventbrite Technologies India Private Limited	India